SWIRE PACIFIC

Swire Pacific Limited

2008 Interim Report



Stock codes: A Share 00019
B Share 00087

CONTENTS

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Turnover	**11,782**	10,338	21,553
Operating profit	**13,587**	12,844	26,579
Profit attributable to the Company's shareholders	**12,380**	12,493	26,260
Cash generated from operations	**3,621**	2,588	5,880
Net cash outflow before financing	**(2,967)**	(1,220)	(4,924)
Total equity (including minority interests)	**146,953**	123,827	136,678
Net debt	**29,150**	17,333	22,492
	HK$	HK$	HK$
Earnings per share*			
'A' shares	**8.17**	8.18	17.26
'B' shares	**1.63**	1.64	3.45
	HK$	HK$	HK$
Dividends per share			
'A' shares	**0.90**	0.90	3.23
'B' shares	**0.18**	0.18	0.65
	HK$	HK$	HK$
Equity attributable to the Company's shareholders per share			
'A' shares	**96.01**	80.88	89.38
'B' shares	**19.20**	16.18	17.88

UNDERLYING PROFIT AND EQUITY**

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Underlying profit attributable to the Company's shareholders	**3,265**	5,255	10,283
	HK$	**HK$**	HK$
Underlying earnings per share*			
'A' shares	**2.15**	3.44	6.76
'B' shares	**0.43**	0.69	1.35
	HK$	**HK$**	HK$
Underlying equity attributable to the Company's shareholders per share			
'A' shares	**108.51**	91.23	101.13
'B' shares	**21.70**	18.25	20.23

* See note 8 to the interim financial information.

** A reconciliation between the reported and underlying profit and equity attributable to the Company's shareholders is provided on page 16.

CONSOLIDATED RESULTS

The profit attributable to shareholders for the half-year was HK$12,380 million, compared with HK$12,493 million in the first half of 2007. Underlying profit attributable to shareholders, which excludes net property valuation gains, was HK$3,265 million, a decrease of HK$1,990 million on the corresponding period, in part reflecting a substantial reduction in disposal gains.

The Directors have today declared interim dividends of HK¢90 (2007: HK¢90) per 'A' share and HK¢18 (2007: HK¢18) per 'B' share payable on 3rd October 2008 to shareholders registered at the close of business on 23rd September 2008. The share registers will be closed from 18th to 23rd September, both dates inclusive.

HALF-YEAR OPERATING RESULTS

Attributable profit in the Property Division rose by 22% to HK$10,948 million, which includes a net property valuation gain of HK$8,092 million (HK$7,313 million for the same period in 2007). Underlying profit in the Property Division increased by 8% to HK$1,915 million, with gross rental income rising by 23% to HK$3,257 million, reflecting continued strong demand for office and retail space.

The Aviation Division's results for the period suffered from exceptionally high oil prices, with attributable profit falling to HK$10 million from HK$1,283 million in the first half of 2007. Passenger demand at both Cathay Pacific and Dragonair remained robust. However, strong revenue growth could not outweigh a very significant increase in fuel costs. Cathay Pacific's results also include a provision of HK$468 million relating to the settlement of the antitrust investigations into its cargo business in the United States. The HAECO group recorded a higher profit during the period as strong demand for aircraft maintenance services continued.

The Beverages Division recorded a fall in attributable profit of 11% to HK$196 million as margins were squeezed by rising raw material costs in all markets.

The Marine Services Division recorded a 33% increase in attributable profit to HK$878 million, excluding the HK$1,078 million profit on sale of Shekou Container Terminals in 2007. Swire Pacific Offshore (SPO) benefited from the strength in the oil and gas sector, with firm demand for its vessels resulting in a 23% rise in average charter rates. Profit at SPO was also helped by the growth of its fleet from 60 to 65 vessels over the last 12 months.

Attributable profit in the Trading & Industrial Division rose by 12% to HK$234 million as strong growth at Swire Resources and improved results across the division generally were partially offset by the effects of a further decline in demand for imported vehicles in Taiwan.

FINANCE

Net debt increased by HK$6,658 million over the six months to HK$29,150 million as a result of continued investments in property projects and new vessels. Gearing rose in the period by 3.3 percentage points to 19.8%. Cash and undrawn committed facilities totalled HK$10,966 million at 30th June compared with HK$12,484 million at 31st December 2007.

PROSPECTS

Demand for office space in Hong Kong remains strong as evidenced by our recently opened One Island East office tower which is now 91% let. We have received the first contribution from our Mainland China property developments, with the opening of the South site of The Village at Sanlitun, Beijing in July. Good progress is being made on our developments in Mainland China and we continue to explore further opportunities.

US$100 plus oil prices are a major concern for the global aviation industry. Considerable effort is being made by Cathay Pacific to mitigate the effects of high fuel prices, including capacity redeployment and tight cost control, but there is a limit to how much cost can be saved before quality and the brand are compromised. It is thus inevitable that fares for passengers and shippers will have to rise. It is difficult to forecast with any degree of accuracy the extent to which higher fares will reduce demand but thus far it has remained robust. In any event, unless fuel prices decline substantially, a return to satisfactory profitability will depend principally on the extent to which increased fuel costs can be recovered by higher fares and fuel surcharges. Demand for the HAECO group's aircraft maintenance services is expected to remain high in the second-half.

With demand for offshore oil exploration expected to continue to be strong, charter rates for SPO's vessels should remain firm. Expansion of the fleet will continue, with four vessels due to be delivered in the second-half, and a further 18 between 2009 and 2011. The Beverages and Trading & Industrial Divisions both expect steady performances from their operations in the second-half.

The strong demand for the Group's core products and services seen in the first-half reflects the underlying strength of the Group's businesses and has enabled the interim dividends to be maintained at the same level as in 2007. However, the level of the final dividends will be considered in the light of the Group's performance in the second half of 2008 and expectations for the following year. We remain confident about our longer-term prospects.

Christopher Pratt
Chairman
Hong Kong, 7th August 2008

PROPERTY DIVISION

	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
Turnover			
Gross rental income derived from			
Offices	**1,701**	1,259	2,700
Retail	**1,412**	1,258	2,616
Residential	**144**	129	261
Other revenue*	**34**	46	86
Property investment	**3,291**	2,692	5,663
Property trading	**477**	8	10
Hotels	**78**	65	148
Sale of investment properties	**–**	280	283
Total turnover	**3,846**	3,045	6,104
Operating profit derived from			
Property investment	**2,426**	1,952	4,040
Valuation gains on investment properties	**9,926**	8,860	19,377
Property trading	**160**	(20)	(33)
Hotels	**(22)**	4	6
Sale of investment properties	**–**	90	90
Total operating profit	**12,490**	10,886	23,480
Share of post-tax profits from jointly controlled and associated companies	**232**	137	333
Attributable profit	**10,948**	8,981	19,225

* Other revenue is mainly estate management fees

Attributable profit by business segment:	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
Property investment	**1,749**	1,508	2,950
Net valuation gains on investment properties	**8,092**	7,313	16,032
Write back of deferred tax on valuation gains brought forward due to change in tax rate	**947**	–	–
Property trading	**76**	(51)	(42)
Hotels	**84**	100	174
Sale of investment properties	**–**	111	111
	10,948	8,981	19,225

Property Investment Portfolio – Gross Floor Area ('000 square feet)

	At 30th June 2008					At 31st December 2007
Location	Offices	Retail	Hotels	Residential	Total	Total
Completed						
Pacific Place	**2,186**	**711**	**335**	**443**	**3,675**	3,675
TaiKoo Place	**5,992**	–	–	–	**5,992**	4,455
Cityplaza	**1,633**	**1,105**	–	–	**2,738**	2,738
Festival Walk	**229**	**980**	–	–	**1,209**	1,209
Others	**368**	**603**	**47**	**38**	**1,056**	1,056
– Hong Kong	**10,408**	**3,399**	**382**	**481**	**14,670**	13,133
– Mainland China	–	**853**	**169**	–	**1,022**	–
– United States	–	–	**259**	–	**259**	259
– United Kingdom	–	–	**184**	–	**184**	184
Total completed	**10,408**	**4,252**	**994**	**481**	**16,135**	13,576
Under and pending development						
– Hong Kong	**446**	–	**362**	**68**	**876**	2,408
– Mainland China	**2,687**	**2,814**	**1,350**	–	**6,851**	6,926
Total	**13,541**	**7,066**	**2,706**	**549**	**23,862**	22,910

Gross floor area represents 100% of space owned by Group companies and the Group's attributable share of space held through jointly controlled and associated companies.

Attributable profit in the Property Division for the first-half totalled HK$10,948 million compared to HK$8,981 million in the same period in 2007. These figures include net valuation gains of HK$8,092 million and HK$7,313 million respectively. The attributable profit in the first half of 2008 also includes a deferred taxation credit of HK$947 million (resulting from the reduction in the Hong Kong profits tax rate from 17.5% to 16.5%) in respect of valuation gains brought forward. Gross rental income rose by 23% to HK$3,257 million during the period.

Hong Kong Investment Properties

Demand for office space remained strong during the first half of 2008, which contributed to a 35% increase in office rental income for the half-year. During the period, office occupancy continued to be close to 100% excluding One Island East, Swire Properties' new office building in Quarry Bay. The latter was completed on schedule at the end of March and tenants have started to move in. This building is currently 91% leased.

Retail rental income was 12% higher than for the same period in 2007. Domestic spending and continued strong demand from tourists contributed to an approximately 16% increase in sales by retail tenants. The retail portfolio is currently fully let, with positive rental reversions during the period.

Swire Properties has announced a HK$1.5 billion Pacific Place design improvement project, which involves interior, exterior and architectural refinement led by international award winning designer Thomas Heatherwick. The mall will remain open for business throughout the project period.

The foundation and site formation contract was awarded at 53 Stubbs Road, where a 12-storey residential building of approximately 68,000 square feet will be constructed to be held as a long-term investment. Completion is expected in 2010.

Looking forward, retail sales are increasing steadily and, notwithstanding difficult conditions in financial markets, the demand for office space remains healthy.

Mainland China Investment Properties

In Beijing, the South site of The Village at Sanlitun retail development opened in July. Major tenants include Adidas, Esprit, i.t and Apple. The retail space at the North site is expected to open in early 2009.

In February, Swire Properties announced that it had entered into a 50:50 joint venture with Sino-Ocean Land Holdings Limited to develop a retail-led mixed-use project near Jiang Tai, in the Chaoyang district of Beijing. On completion in 2010 the project will comprise approximately 1.9 million square feet of gross floor area combining retail, office and hotel accommodation.

Construction of the substructure at the TaiKoo Hui mixed-use commercial development in Guangzhou is well underway, with completion expected in phases during 2010. The development will comprise 1.2 million square feet of prime shopping space, two office towers, two hotels (one of which will be managed by Mandarin Oriental and one by Swire Hotels) and a number of cultural facilities.

The 85,000 square foot retail podium of the Beaumonde residential development, adjacent to TaiKoo Hui, is expected to open shortly.

Site clearance and resettlement work continues at the Dazhongli project in Shanghai. Swire Properties and HKR International each hold a 50% interest in this development, which will consist of a major retail centre, offices and hotels. Completion of the development is expected in 2012.

Further opportunities on the Mainland are being actively explored.

Valuation of Investment Properties

The portfolio of investment properties was valued at 30th June 2008 by DTZ Debenham Tie Leung. The amount of this valuation (before associated deferred tax) was HK$143,797 million, compared to HK$128,109 million at 31st December 2007. The portfolio has been expanded with the inclusion of the South site of The Village at Sanlitun and the retail podium of the Beaumonde residential development. The valuation principally reflected prevailing rentals and benchmarks set by recent transactions in the market.

Hotels

Hong Kong

The JW Marriott, Conrad Hong Kong and Island Shangri-La at Pacific Place and Novotel Citygate in Tung Chung, in which Swire Properties has associate interests, all continued to benefit from high occupancy and increased room rates.

Construction of the main superstructure of EAST, a 350-room hotel at Cityplaza, Taikoo Shing, is underway. This hotel is scheduled for completion at the end of 2009.

The former serviced apartments at The Atrium, Pacific Place are being converted into a small luxury hotel of approximately 120 rooms, with work expected to be completed in the middle of 2009.

Mainland China

The Opposite House, the first small luxury hotel to be managed by Swire Hotels, opened in July at The Village at Sanlitun in Beijing. The hotel has 99 rooms and a number of restaurants and bars.

USA

The results of the Mandarin Oriental Miami, which is 75% owned by the Group, were satisfactory.

UK

Major refurbishment of the hotels acquired in 2006 and 2007 will start in the fourth quarter of this year, with estimated completion of work on the first hotel in late 2009.

Property Trading Portfolio

Hong Kong

Construction of Island Lodge, where Swire Properties has been appointed as developer by China Motor Bus, is expected to be completed by early 2009. Swire Properties is entitled to reimbursement of costs and a share of the net sales proceeds.

Foundation work continues at 2A-2E Seymour Road and is expected to be completed later this year. Swire Properties has an 87.5% stake in this site, which has residential redevelopment potential of approximately 174,000 square feet. The final form of this redevelopment will be determined once outstanding approvals have been obtained.

Demolition work is underway at Sai Wan Terrace, a residential development in Quarry Bay in which Swire Properties has a controlling interest. A number of redevelopment options are being considered.

USA

Sales of 40 units were closed during the first half of the year at Asia, a 123-unit condominium tower on Brickell Key, Miami following completion of construction in March. All units in the building have been contracted for sale. However, the residential market in South Florida is suffering from a combination of over-supply and tightened credit conditions and the pace of closings may not be maintained in the second-half.

Keith G Kerr

AVIATION DIVISION

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Share of post-tax profits from associated companies			
Cathay Pacific group*	**(331)**	965	2,680
Hong Kong Aircraft Engineering group	**261**	240	469
Hong Kong Air Cargo Terminals**	**84**	117	273
	14	1,322	3,422
Dividend income from Hong Kong Air Cargo Terminals**	**40**	–	–
Attributable profit	**10**	1,283	3,330

* Cathay Pacific's share of profit from Hong Kong Aircraft Engineering group has been included in the attributable figures for that company.

** The interest in Hong Kong Air Cargo Terminals has been accounted for as an investment since 1st May 2008.

Cathay Pacific and Dragonair

		Six months ended 30th June		
		2008	2007	**Change**
Key Operating Highlights				
Available tonne kilometres (ATK)	*Million*	**12,081**	10,975	**+10.1%**
Passengers carried	*'000*	**12,463**	10,960	**+13.7%**
Passenger load factor	*%*	**80.0**	78.1	**+1.9%pt**
Passenger yield	*HK cents*	**55.9**	53.7	**+4.1%**
Cargo and mail carried	*'000 tonnes*	**828**	775	**+6.8%**
Cargo and mail load factor	*%*	**66.4**	65.3	**+1.1%pt**
Cargo and mail yield	*HK$*	**1.60**	1.63	**-1.8%**
Cost per ATK	*HK$*	**2.79**	2.30	**+21.3%**
Cost per ATK without fuel	*HK$*	**1.73**	1.69	**+2.4%**
Aircraft utilisation	*Hours per day*	**11.4**	11.7	**-2.6%**
On-time performance	*%*	**79.4**	84.8	**-5.4%pt**

The Aviation Division reported an attributable profit of HK$10 million for the first-half, compared to HK$1,283 million in the same period in 2007. All the key operations benefited from strong demand. However, the division's results were over-shadowed by the impact of high fuel prices on the Cathay Pacific group.

Cathay Pacific Airways Limited (Cathay Pacific) and Hong Kong Dragon Airlines Limited (Dragonair)

In the first six months of the year, the Cathay Pacific group reported a loss attributable to shareholders of HK$663 million, compared to a profit of HK$2,581 million in the same period last year. Turnover increased by 22.6% to HK$42,448 million with strong passenger demand, but this was more than offset by a very substantial rise in fuel costs, particularly in the second quarter. For the first six months, the average into-plane fuel price was US$132 per barrel, an increase of 59.9% against the corresponding period in the previous year. The total six-month fuel bill rose from HK$10,553 million to HK$19,307 million, an increase of 83.0%, while fuel as a percentage of total operating costs rose from 33.6% to 45.3% for the first half of 2008.

Passenger demand remained high throughout the period, with Cathay Pacific and Dragonair together carrying 12.5 million passengers, a rise of 13.7% over the same period in 2007. This compares to a 14.3% rise in capacity. Passenger yield increased by 4.1% to HK¢55.9 despite a slight decline in demand for first and business class travel. Passenger load factor improved by 1.9 percentage points. Developments in cross-Straits flights between Mainland China and Taiwan are being closely monitored and the need to reduce capacity is being assessed.

The volume of freight carried by the two airlines grew by 6.8% to 828,399 tonnes as the airlines increased their market shares. Yield fell by HK$0.03 to HK$1.60 in comparison with the corresponding period last year as high fuel prices made airfreight less competitive.

The continuing high price of fuel makes it vital for the Cathay Pacific group to operate an energy efficient fleet. The group is investing in new freighters and in May took delivery of the first of six Boeing 747-400ERFs (Extended Range Freighters). Those aircraft benefit from higher fuel efficiency. The Cathay Pacific group also has ten new-generation Boeing 747-8F freighters on order and has begun to retire its older, less efficient Boeing 747-200/300 "Classic" freighters. Two have already left the fleet.

The Cathay Pacific group remains confident in the future of Hong Kong as a major airfreight hub. In March, Cathay Pacific was awarded a 20-year franchise to design, construct and operate a new cargo terminal at Hong Kong International Airport. Work on the project has already begun and the terminal will open in 2011 with an annual throughput capacity of 2.6 million tonnes. Cathay Pacific has given an undertaking to the Airport Authority of Hong Kong that it will dispose of its 10% interest in Hong Kong Air Cargo Terminals Limited before operations commence at the new cargo terminal.

Cathay Pacific is currently the subject of antitrust investigations by competition authorities in various jurisdictions. In June Cathay Pacific announced that it had entered into a plea agreement with the United States Department of Justice under which it has pleaded guilty to a violation of the United States Sherman Act and will pay a fine of US$60 million (equivalent to HK$468 million). A provision for this amount has been made in Cathay Pacific's interim results. Cathay Pacific continues to cooperate with the competition authorities by which it is being investigated and, where applicable, to defend itself vigorously. These investigations, and associated civil actions against Cathay Pacific, are ongoing and the outcomes are subject to uncertainties. Cathay Pacific is not in a position at the present time to assess the full potential liabilities and is therefore not in a position to make provisions additional to that made for the fine to be paid in the United States.

US$100 plus oil prices are a major concern for the global aviation industry. Considerable effort is being made by Cathay Pacific to mitigate the effects of high fuel prices, including capacity redeployment and tight cost control, but there is a limit to how much cost can be saved before quality and the brand are compromised. It is thus inevitable that fares for passengers and shippers will have to rise. It is difficult to forecast with any degree

of accuracy the extent to which higher fares will reduce demand but thus far it has remained robust. In any event, unless fuel prices decline substantially, a return to satisfactory profitability will depend principally on the extent to which increased fuel costs can be recovered by higher fares and fuel surcharges.

Air China Limited (Air China)

Air China, in which Cathay Pacific holds an 18.1% interest, is Mainland China's national flag carrier and a leading provider of passenger, cargo and other airline related services. Cathay Pacific's share of Air China's profit is based on accounts drawn up three months in arrears and consequently the 2008 interim results include Air China's results for the six months ended 31st March 2008. The airline made a satisfactory profit in the period.

AHK Air Hong Kong Limited (AHK)

This all-cargo carrier, 60% owned by Cathay Pacific, operates express cargo services for DHL Express. In January, AHK expanded its express cargo network to Manila and now serves 11 Asian cities. As a result, capacity increased by 15.6%. Load factor and yield increased by 5.1 percentage points and 15.3% respectively. AHK achieved a higher profit in the first half of 2008 compared to the same period in 2007.

Hong Kong Aircraft Engineering Company Limited (HAECO)

The HAECO group provides a range of aviation maintenance and repair services primarily in Hong Kong through HAECO and in Xiamen through its subsidiary company Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO). In addition, Hong Kong Aero Engine Services Limited (HAESL), a jointly controlled company, operates an aircraft engine overhaul business in Hong Kong.

The HAECO group recorded a profit of HK$591 million in the first-half, an increase of 8% over the comparative period in 2007, in line with expectations.

Despite the weakness in the aviation industry caused by high fuel prices, demand for heavy aircraft maintenance work continued to be strong both in Hong Kong and Xiamen, with both facilities working at near capacity. Line maintenance operations experienced moderate growth from an increase in aircraft movements at Hong Kong International Airport. Profitability within TAECO was comfortably above 2007 levels despite the impact of Renminbi appreciation. HAESL reported satisfactory results for the first-half.

The HAECO group continues to invest in a number of significant long-term projects in order to satisfy expected growth in demand from its customers. Construction of the third hangar for HAECO in Hong Kong is on schedule with opening planned for the middle of 2009. TAECO will open a new training centre in the last quarter of 2008 and is expected to open a sixth hangar at the end of 2009. The new landing gear overhaul joint venture facility in Xiamen was opened in June 2008. To cope with component repair growth, HAESL is constructing a further extension to its facilities, with opening planned for early 2010.

In June the HAECO group acquired a majority shareholding (85%) from General Electric in a Xiamen-based engine overhaul company, which was renamed Taikoo Engine Services (Xiamen) Limited (TEXL). Cathay Pacific has also taken a minority share and, as part of the overall agreement, TEXL has entered into a GE-branded service agreement for a period of 22 years for the maintenance of GE90 engines.

In July agreement was reached with Sichuan Airlines to form a joint venture, in which the HAECO group will hold 49%, to provide both line and heavy maintenance, as well as repair and overhaul services, initially for Airbus 320 aircraft. The first hangar at Chengdu International Airport is scheduled to commence operations in the first half of 2010.

Demand for the HAECO group's services is expected to remain firm, with the group's facilities continuing to be well utilised during the second half of the year.

Other Operations

Hong Kong Air Cargo Terminals Limited (Hactl)

Hactl achieved a throughput growth of 6% during the period to 1.28 million tonnes with strong growth in transhipment cargoes. As a result of Cathay Pacific being awarded a 20-year franchise to operate a new air cargo terminal at Hong Kong International Airport, Swire Pacific intends to dispose of its 20% interest in Hactl. Accordingly, the Group ceased equity accounting for its share of profit in Hactl from 30th April. The Group only recognised dividend income from Hactl from 1st May to 30th June, which amounted to HK$40 million. Cathay Pacific will also dispose of its 10% holding in Hactl.

Cathay Pacific Catering Services group (CPCS)

CPCS, a wholly-owned subsidiary of Cathay Pacific, recorded a lower interim profit due to increased costs, particularly of fuel, food and maintenance. Meal yield declined as a result of intense competition.

Hong Kong Airport Services Limited (HAS)

HAS, a wholly-owned subsidiary of Cathay Pacific, provides aircraft loading, air-bridge, baggage handling and related services. HAS recorded a satisfactory interim profit as traffic through Hong Kong International Airport continued to grow steadily, but yields remained a concern.

Hong Kong International Airport Services Limited (HIAS)

HIAS, a wholly-owned subsidiary of Cathay Pacific, provides airport ground handling services in Hong Kong to Dragonair and other airlines. HIAS handled 15,576 flights in the first six months of 2008 and recorded a satisfactory interim profit.

Tony Tyler
John R Slosar

BEVERAGES DIVISION

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Turnover	**3,626**	3,329	7,066
Operating profit	**145**	180	483
Share of post-tax profits from jointly controlled and associated companies	**121**	110	191
Attributable profit	**196**	219	507

Segment Information

	Turnover			Attributable Profit/(Loss)		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M	**2008 HK$M**	2007 HK$M	2007 HK$M
Hong Kong	**791**	774	1,692	**50**	47	134
Taiwan	**545**	483	1,027	**(4)**	7	27
USA	**1,690**	1,582	3,294	**108**	115	272
Mainland China*	**600**	490	1,053	**58**	70	113
Central costs	**–**	–	–	**(16)**	(20)	(39)
	3,626	3,329	7,066	**196**	219	507

* Mainland China turnover is attributable mainly to the Fujian Coca-Cola franchise. All other interests in Mainland China are jointly controlled companies. Their turnover was HK$4,738 million in the first half of 2008 (2007: first-half: HK$3,811 million; full-year: HK$7,764 million).

Operating Highlights

	Total	Hong Kong	Taiwan	USA	Mainland China
Six months ended 30th June 2008					
Sales volume (million cases)	**373.8**	**25.3**	**24.2**	**41.3**	**283.0**
At 30th June 2008					
Franchise population (million)	**444.3**	**7.0**	**23.0**	**6.0**	**408.3**
Number of plants	**14**	**1**	**2**	**2**	**9**
Number of employees	**19,311**	**1,368**	**948**	**1,902**	**15,093**

	Total	Hong Kong	Taiwan	USA	Mainland China
Six months ended 30th June 2007					
Sales volume (million cases)	336.0	25.1	21.7	41.7	247.5
At 30th June 2007					
Franchise population (million)	434.4	7.0	22.9	6.0	398.5
Number of plants	14	1	2	2	9
Number of employees	18,384	1,371	936	1,792	14,285

The Beverages Division made an attributable profit of HK$196 million for the half-year, compared with HK$219 million for the same period last year. Overall sales volume grew by 11%, driven primarily by Mainland China. However, margins fell on higher raw material and selling costs.

Hong Kong

First-half volume grew 1% on the comparative period. The total sparkling beverages market fell 3% largely due to the prolonged period of cold weather in the early part of the year and a very wet June. Margins were squeezed by rising raw material costs and competitive pressure on prices. However, a good sales mix, together with tight control over operating costs, led to a small increase in profit over the comparative period of last year. In the second-half, sales prospects are clouded by concerns over a possible decline in discretionary spending. Key input costs have largely been fixed, which will provide some consistency in performance.

Taiwan

Despite a weak start to the year due to poor weather, sales volume grew 12% against the comparative period reflecting the success of Slurpee promotions in selected convenience stores and the launch of new tea products. Higher raw material costs resulted in an attributable loss of HK$4 million. Trading conditions in the Taiwan market remain challenging and competition is intense.

USA

First-half volume was 1% down against the comparative period with key on-premise consumption and convenience store sales experiencing significant downturns as the US economy weakened. While new brands such as Glacéau and Fuze sustained the growth of sales of still beverages, sales of sparkling beverages declined. Significant increases in raw material and fuel costs squeezed margins. Attributable profit declined by HK$7 million to HK$108 million. Tight cost controls and the growth of sales of still beverages should ensure stable results for the second-half.

Mainland China

Despite the severe snow storms in early February and wet weather in June, sales volume increased by 14% on the comparative period with continued strong growth from Minute Maid and the launch of Coke Zero and a new mainstream tea brand (Yuan Ye). Persistent high material and fuel costs continued to squeeze margins but were partially countered by selling price increases implemented early in the year. Despite a strong focus on cost management, attributable profit declined by HK$12 million to HK$58 million. Growth prospects for the second-half are uncertain with weakening economic conditions offsetting the positive impact expected from marketing campaigns linked to the Beijing Olympics.

Geoff L Cundle

MARINE SERVICES DIVISION

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Swire Pacific Offshore			
Turnover	**1,849**	1,332	3,104
Operating profit	**853**	673	1,503
Attributable profit*	**834**	625	1,405

* Including profits from jointly controlled and associated companies shown below

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Share of post-tax profits from jointly controlled and associated companies			
Swire Pacific Offshore	**–**	7	8
HUD group	**44**	28	59
Container terminal operations	**–**	8	8
	44	43	75
Profit from sale of container terminal operations	**–**	1,078	1,078
Attributable profit	**878**	1,739	2,550

	At 30th June		At 31st December
	2008	2007	2007
Fleet size (number of vessels)			
Swire Pacific Offshore	**65**	60	63
HUD group	**21**	27	21
Total	**86**	87	84

The Marine Services Division, through Swire Pacific Offshore Limited (SPO), operates a fleet of specialist vessels supporting the offshore oil industry. The division also has interests, through jointly controlled companies, in ship repair and harbour towage services in Hong Kong and overseas. The attributable profit of HK$878 million was 33% higher than that of the same period in 2007, excluding the HK$1,078 million profit on sale of Shekou Container Terminals in February 2007.

Swire Pacific Offshore

SPO reported an attributable profit of HK$834 million for the first half of 2008, an increase of 33% on the comparable period in 2007, including capital gains of HK$35 million (2007: HK$110 million).

High oil prices resulted in increased demand for offshore support services, with charter rates for SPO's vessels up by an average of 23% on the corresponding period. SPO performed strongly in all geographical markets. Fleet utilisation reached a record high of 94% on continued high demand as several dry dockings were deferred to the second half of 2008 to suit charter hire timings.

SPO continues to upgrade and increase the size of its fleet. Two "V" class 8,810 brake horse power anchor handling tug supply vessels were delivered, with three more to be delivered in the second half of 2008 and two in both 2009 and 2010. In addition, two "A" class platform supply vessels were delivered, with a third to be delivered in the second half of 2008. In January, SPO placed an order for eight "P"class anchor handling tug supply vessels for delivery in 2010 and 2011. One older anchor handling tug supply vessel, *Pacific Taipan*, was sold in January realising a profit on disposal of HK$35 million and one leased "J" class vessel was returned. In order to take advantage of the growth in demand for better quality offshore accommodation for the industry's workforce, an order was placed for two specially designed accommodation barges for delivery in 2010. At 30th June, 22 vessels were on order, with a total capital expenditure commitment of HK$3,463 million (31st December 2007: HK$3,310 million).

SPO is continuing to expand the reach and scope of its services with the establishment of two new joint ventures. In March, SPO entered into a joint venture with the Lamor Group which will provide the offshore energy industry with services and equipment designed to deal with oil spills and other forms of environmental damage. In April, a joint venture was formed with Integral Oil Services S.A. in Angola which will support the offshore oil industry in Angola.

Given the continued high oil price and insufficient new capacity in the short-term, the outlook for the second half of 2008 is promising. Charter rates should remain high, with 68% of second-half capacity pre-booked at higher average charter rates, although the fleet utilisation rate may reduce as a result of dry dockings deferred from the first-half. In addition, SPO will benefit from the new vessels delivered during the year.

Hongkong United Dockyards Group (HUD)

HUD's towage and ship repair divisions both reported higher turnover and attributable profit during the first half of 2008 compared to the same period in 2007. The towage division handled 6% more tug movements, with increased tariffs and fuel surcharges, while the ship repair division benefited from a world-wide shortage of repair facilities and robust demand. The outlook for the second-half is still strong despite signs of a general slowdown in shipping activities.

J B Rae-Smith
Davy Ho

TRADING & INDUSTRIAL DIVISION

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Turnover			
Taikoo Motors group	**1,388**	1,744	3,398
Swire Resources group	**882**	713	1,521
Other subsidiaries	**241**	224	461
	2,511	2,681	5,380
Operating profits/(losses)			
Taikoo Motors group	**19**	82	124
Swire Resources group	**33**	17	31
Other subsidiaries and central costs	**(10)**	(5)	(20)
Valuation gain on investment property	**14**	18	19
	56	112	154
Attributable profits/(losses)			
Taikoo Motors group	**8**	60	97
Swire Resources group*	**82**	44	90
Other subsidiaries and central costs	**(10)**	(3)	(20)
Valuation gain on investment property	**12**	15	15
	92	116	182
* Including profits from jointly controlled and associated companies shown below			
Share of post-tax profits from jointly controlled and associated companies			
Swire SITA group	**40**	40	84
CROWN Beverage Cans group	**42**	16	38
ICI Swire Paints	**60**	37	95
Swire Resources group	**57**	33	67
	199	126	284
Attributable profit	**234**	209	399

The Trading & Industrial Division reported an attributable profit of HK$234 million in the half-year, a 12% increase on the comparative period in 2007, as strong growth at Swire Resources in particular, and improved results across the division in general were partially offset by the effects of a further decline in the Taiwanese vehicle market.

Taikoo Motors Group

The Taikoo Motors group, which imports and distributes vehicles under exclusive franchise agreements in Taiwan, reported an attributable profit of HK$8 million, falling from HK$60 million in the same period last year, as market sentiment remained weak. The group sold 3,502 cars, 30% fewer than the same period last year, compared to a 27% fall in the Taiwan imported car market as a whole. The group started trading as the importer and distributor of Harley-Davidson motorcycles in the period. Market conditions are expected to remain difficult for the remainder of the year.

Swire Resources Group

The Swire Resources group distributes and retails international footwear and apparel brands in Hong Kong and Mainland China. For the half-year the group reported an attributable profit of HK$82 million, almost double that of the comparable period in 2007. This reflected strong sales demand in Mainland China ahead of the Beijing Olympics, with an additional two retail stores opening in the period. Retail sales in Hong Kong, from the division's 121 multi-brand and single-brand stores, grew 18% on the comparable period last year. Results in the second-half are expected to be affected by a slowdown in the growth of consumer spending.

Swire SITA Group

The Swire SITA Waste Services group, a joint venture with Suez Environnement, has operations in Hong Kong, Macau, Taiwan and Mainland China comprising waste collection, treatment, cleansing and recycling and the operation of landfills. The group's attributable profit of HK$40 million in the first-half was consistent with the comparative period last year. The results of the Hong Kong businesses improved although increased revenues were partially offset by higher operating costs. The Macau business performed in line with the comparative period whilst the hazardous waste treatment plant in Shanghai incurred a loss. In Kaohsiung, Taiwan, the waste-to-energy incinerator reported improved results but it is still operating at a loss. Overall a satisfactory performance is expected for the full-year.

CROWN Beverage Cans Group

The CROWN Beverage Cans group consists of joint ventures with Crown Holdings Inc. which manufacture aluminium beverage cans in Mainland China and Vietnam. The group contributed an attributable profit for the period of HK$42 million, a significant increase from the same period in 2007 due to reduced raw material costs as a result of favourable foreign exchange movements and improved pricing and product mix. Prospects for the second-half are positive.

ICI Swire Paints

ICI Swire Paints, a joint venture with ICI, a subsidiary of Akzo Nobel, manufactures and distributes decorative paints, primarily under the Dulux brand, in Mainland China and Hong Kong. The attributable profit in the first-half was HK$60 million, compared to HK$37 million for the same period in 2007. This increase reflected volume growth in Mainland China of over 23%, against a slight fall in the mature Hong Kong market. Further geographic and product expansion in Mainland China is planned and prospects for the business in the second-half are good.

Other Activities

Taikoo Sugar reported a profit of HK$5 million, an 84% increase compared to the same period in 2007, reflecting sales growth in Mainland China. The outlook for the second-half is good. Swire Duro, which ceased operations in July, reported a loss of HK$2 million in the period.

Hunter Crawford

Additional information is provided below to reconcile reported and underlying profit and equity attributable to the Company's shareholders. The reconciling items principally reverse the impact of HKAS 40 and HKAS-Int 21 on investment properties and deferred taxation respectively. Further analysis compares the impact of other significant items in the current and prior periods.

	Note	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
Underlying profit				
Profit attributable to the Company's shareholders per accounts		**12,380**	12,493	26,260
Adjustments re investment property:	(a)			
Revaluation of investment property		**(10,010)**	(8,961)	(19,632)
Deferred tax on revaluation movements		**1,838**	1,619	3,546
Deferred tax written back on change in tax rate		**(949)**	–	–
Realised profit on sale of investment properties	(b)	**–**	100	100
Depreciation of investment properties occupied by the Group	(c)	**6**	4	9
Underlying profit attributable to the Company's shareholders		**3,265**	5,255	10,283
Other significant items:				
Profit on sale of Shekou Container Terminals		**–**	(1,078)	(1,078)
Profit on sale of investment properties		**–**	(211)	(211)
Profit on sale of vessels		**(35)**	(110)	(215)
Profit on sale of interests in subsidiary companies		**(53)**	–	–
Profit on sale of Ocean Marine Services		**–**	(44)	(44)
Adjusted Profit		**3,177**	3,812	8,735

Underlying equity	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
Equity attributable to the Company's shareholders per accounts	**145,551**	122,741	135,517
Deferred tax on property revaluation	**17,267**	14,403	16,337
Revaluation of investment properties occupied by the Group	**1,617**	1,244	1,419
Cumulative depreciation of investment properties occupied by the Group	**73**	64	68
Underlying equity attributable to the Company's shareholders	**164,508**	138,452	153,341
Underlying minority interests	**1,464**	1,090	1,165
Underlying equity	**165,972**	139,542	154,506

Notes:

(a) The adjustments include the Group's attributable share of adjustments in respect of jointly controlled and associated companies.

(b) Prior to the implementation of HKAS 40, changes in the fair value of investment properties were recorded in the revaluation reserve rather than the profit and loss account. On sale, the fair value gains were transferred from the revaluation reserve to the profit and loss account.

(c) Prior to the implementation of HKAS 40, no depreciation was charged on investment properties occupied by the Group.

Cash Flow Summary

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Net cash used by businesses and investments			
Cash generated from operations	**3,621**	2,588	5,880
Dividends received	**1,404**	1,042	1,991
Tax paid	**(189)**	(146)	(428)
Net interest paid	**(589)**	(352)	(847)
Cash from asset realisations*	**489**	1,771	2,414
Capital expenditure and investments**	**(7,703)**	(6,123)	(13,934)
	(2,967)	(1,220)	(4,924)
Cash paid to shareholders and net funding by external debt			
Dividends paid	**(3,576)**	(3,402)	(4,826)
Increase in borrowings	**7,204**	5,227	12,815
Capital contribution movement of minority interests	**-**	448	484
Repurchase of the Company's shares	**(17)**	(1,176)	(1,296)
Net security deposits uplifted/(placed)	**85**	(384)	(298)
	3,696	713	6,879
Increase/(decrease) in cash and cash equivalents	**729**	(507)	1,955

* Includes cash receipts from investing activities per the consolidated cash flow statement on page 23.
** Includes cash outflows resulting from investing activities per the consolidated cash flow statement on page 23.

Cash from asset realisations in the first half of 2008 mainly represented the repayment of shareholders' loans by an associated company, Queensway Hotel, and a jointly controlled company, Mandarin Oriental Miami, together totalling HK$332 million. Other receipts included proceeds from the disposal of an offshore support vessel.

Major capital expenditure and investments included the property projects at Sanlitun in Beijing, Dazhongli in Shanghai, TaiKoo Hui in Guangzhou and One Island East in Hong Kong, payment for the purchase of the Tai Sang Commercial Building in Hong Kong, as well as stage payments for offshore support vessels under construction.

Changes in Financing

New financing arranged during the first-half included a three-year RMB2,400 million syndicated loan, two ten-year HK$ medium-term notes of HK$250 million and HK$100 million respectively, and a ten-year US$ medium-term note of US$500 million.

Gearing Ratio and Interest Cover

	Note	30th June 2008	30th June 2007	31st December 2007
Gearing ratio	1			
– Per accounts		**19.8%**	14.0%	16.5%
– Underlying		**17.6%**	12.4%	14.6%
Interest cover – times	2			
– Per accounts		**39.8**	68.7	53.9
– Underlying		**10.5**	21.8	14.7
Cash interest cover – times	3			
– Per accounts		**21.8**	35.2	29.3
– Underlying		**5.7**	11.2	8.0

Notes:
1. Gearing represents the ratio of net debt to total equity (including minority interests).
2. Interest cover is calculated by dividing operating profit by net finance charges.
3. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.

Bank Balances and Short-Term Deposits

The Group had bank balances and short-term deposits of HK$4,636 million at 30th June 2008, excluding security deposits (31st December 2007: HK$3,811 million).

Analysis of Gross Borrowings

Gross borrowings at 30th June 2008 totalled HK$34,474 million (31st December 2007: HK$27,074 million) of which 56% were on a fixed rate basis and 44% were on a floating basis (31st December 2007: fixed 38%, floating 62%).

Net Debt

At 30th June 2008, net debt was 29,150 million, (31st December 2007: HK$22,492 million) consisting of gross borrowings less bank balances and short-term deposits (HK$4,636 million), security deposits (HK$638 million) and certain available-for-sale investments (HK$50 million).

Gross Borrowings Maturity Profile

	30th June 2008 HK$M		31st December 2007 HK$M	
Within 1 year	**2,027**	**6%**	4,247	16%
1 – 2 years	**3,721**	**11%**	1,568	6%
2 – 5 years	**17,481**	**51%**	12,461	46%
Over 5 years	**11,245**	**32%**	8,798	32%
Total	**34,474**	**100%**	27,074	100%

Gross Borrowings Currency Profile

	30th June 2008 HK$M		31st December 2007 HK$M	
Hong Kong dollar	**27,401**	**79%**	20,311	75%
United States dollar	**2,978**	**9%**	3,428	13%
Renminbi	**3,231**	**9%**	2,830	10%
New Taiwan dollar	**864**	**3%**	505	2%
Total	**34,474**	**100%**	27,074	100%

Sources of Finance

At 30th June 2008, committed loan facilities and debt securities after unamortised loan fees amounted to HK$39,503 million, of which HK$6,330 million or 16% remained undrawn. In addition, the Group had undrawn uncommitted facilities totalling HK$3,101 million. Sources of funds at 30th June 2008 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	2,340	2,340	–
Fixed/Floating rate notes	11,500	11,500	–
Bank and other loans	25,663	19,333	6,330
Total committed facilities	39,503	33,173	6,330
Uncommitted facilities	4,402	1,301	3,101
Total	43,905	34,474	9,431

Contingent Liabilities

Guarantees given in respect of bank loans and other liabilities of jointly controlled companies at 30th June 2008 amounted to HK$1,389 million (31st December 2007: HK$1,172 million).

Debt in Jointly Controlled and Associated Companies

In accordance with Hong Kong Financial Reporting Standards, the net debt of Swire Pacific reported in the consolidated balance sheet does not include the net debt of its jointly controlled and associated companies. These companies had net debt/cash positions at 30th June 2008 and 31st December 2007 as shown in the table below. If the attributable portion of the net debt of jointly controlled and associated companies were to be added to the Group's net debt, gearing would rise to 26% and underlying gearing would rise to 23%.

Debt in Jointly Controlled and Associated Companies

	Total net debt/(cash)		Portion of net debt/(cash) attributable to the Group		Debt guaranteed by Swire Pacific or its subsidiaries	
	30th June 2008 HK$M	31st December 2007 HK$M	**30th June 2008 HK$M**	31st December 2007 HK$M	**30th June 2008 HK$M**	31st December 2007 HK$M
Property Division	**4,656**	3,859	**1,295**	986	**496**	292
Aviation Division						
Cathay Pacific group	**18,858**	14,731	**7,541**	5,879	**–**	–
Hactl	**2,525**	2,668	**505**	534	**–**	–
HAECO group	**(261)**	(767)	**(116)**	(336)	**–**	–
Other Aviation Division companies	**16**	15	**7**	7	**–**	–
Beverages Division	**185**	(155)	**38**	(90)	**–**	–
Marine Services Division	**767**	736	**383**	368	**500**	500
Trading & Industrial Division	**(584)**	(1,182)	**(278)**	(538)	**–**	–
	26,162	19,905	**9,375**	6,810	**996**	792

(incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the condensed interim financial information set out on pages 21 to 39, which comprises the consolidated balance sheet of Swire Pacific Limited (the "Company") and its subsidiaries (together, the "Group") as at 30th June 2008 and the related consolidated profit and loss account, consolidated cash flow statement, and consolidated statement of changes in equity for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The Directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this condensed interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 7th August 2008

Consolidated Profit and Loss Account

for the six months ended 30th June 2008 – unaudited

	Note	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
Turnover	3	**11,782**	10,338	21,553
Cost of sales		**(5,910)**	(5,538)	(11,479)
Gross profit		**5,872**	4,800	10,074
Distribution costs		**(1,459)**	(1,270)	(2,687)
Administrative expenses		**(835)**	(682)	(1,346)
Other operating expenses		**(163)**	(123)	(262)
Other net gains	4	**149**	1,224	1,354
Change in fair value of investment properties		**10,023**	8,895	19,446
Operating profit		**13,587**	12,844	26,579
Finance charges		**(414)**	(227)	(590)
Finance income		**73**	40	97
Net finance charges	6	**(341)**	(187)	(493)
Share of profits less losses of jointly controlled companies		**380**	276	621
Share of profits less losses of associated companies		**227**	1,462	3,684
Profit before taxation		**13,853**	14,395	30,391
Taxation	7	**(1,233)**	(1,844)	(4,004)
Profit for the period		**12,620**	12,551	26,387
Attributable to				
The Company's shareholders		**12,380**	12,493	26,260
Minority interests		**240**	58	127
		12,620	12,551	26,387
Dividends				
Interim – proposed/paid		**1,364**	1,366	1,366
Final – paid		**–**	–	3,533
		1,364	1,366	4,899
		HK$	HK$	HK$
Earnings per share for profit attributable to the Company's shareholders (basic and diluted)	8			
'A' shares		**8.17**	8.18	17.26
'B' shares		**1.63**	1.64	3.45

	2008 Interim HK¢	2007 Interim HK¢	2007 Final HK¢	2007 Total HK¢
Dividends per share				
'A' shares	**90.0**	90.0	233.0	323.0
'B' shares	**18.0**	18.0	46.6	64.6

Consolidated Balance Sheet

at 30th June 2008 – unaudited

	Note	30th June 2008 HK$M	31st December 2007 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	9	**15,335**	16,762
Investment properties	9	**143,859**	128,109
Leasehold land and land use rights	9	**2,443**	2,349
Intangible assets	10	**866**	860
Jointly controlled companies		**8,676**	5,761
Associated companies		**22,195**	23,224
Available-for-sale investments		**362**	365
Long-term receivables		**8**	7
Long-term security deposits		**468**	553
Derivative financial instruments	14	**404**	37
Deferred expenditure		**–**	38
Deferred tax assets	16	**203**	148
Retirement benefit assets		**189**	181
		195,008	178,394
Current assets			
Properties for sale	11	**2,229**	2,413
Stocks and work in progress		**1,631**	1,575
Trade and other receivables	12	**3,574**	3,053
Derivative financial instruments	14	**5**	15
Bank balances and short-term deposits		**4,806**	3,981
		12,245	11,037
Asset classified as held for sale	15	**648**	–
		12,893	11,037
Current liabilities			
Trade and other payables	13	**7,060**	7,423
Provisions		**4**	8
Taxation payable		**401**	278
Derivative financial instruments	14	**3**	–
Bank overdrafts and short-term loans		**1,857**	4,078
Long-term loans and bonds due within one year		**170**	170
		9,495	11,957
Net current assets/(liabilities)		**3,398**	(920)
Total assets less current liabilities		**198,406**	177,474
Non-current liabilities			
Perpetual capital securities		**2,340**	2,340
Long-term loans and bonds		**30,107**	20,486
Derivative financial instruments	14	**24**	45
Deferred tax liabilities	16	**18,779**	17,748
Retirement benefit liabilities		**203**	177
		51,453	40,796
NET ASSETS		**146,953**	136,678
EQUITY			
Share capital	17	**910**	910
Reserves	18	**144,641**	134,607
Equity attributable to the Company's shareholders		**145,551**	135,517
Minority interests	19	**1,402**	1,161
TOTAL EQUITY		**146,953**	136,678

Consolidated Cash Flow Statement

for the six months ended 30th June 2008 – unaudited

	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
Operating activities			
Cash generated from operations	**3,621**	2,588	5,880
Interest paid	**(662)**	(409)	(942)
Interest received	**73**	57	95
Profits tax paid	**(189)**	(146)	(428)
	2,843	2,090	4,605
Dividends received from jointly controlled and associated companies	**1,404**	1,042	1,991
Net cash from operating activities	**4,247**	3,132	6,596
Investing activities			
Purchase of property, plant and equipment	**(1,756)**	(3,407)	(7,907)
Additions of investment properties	**(2,714)**	(2,229)	(4,876)
Proceeds from sale of property, plant and equipment	**50**	131	261
Proceeds from sale of a subsidiary company	**6**	–	–
Purchase of available-for-sale investments	**–**	(37)	(37)
Proceeds from sale of investment properties	**–**	46	283
Purchase of shareholding in existing subsidiary company	**(3)**	–	–
Purchase of shareholdings in jointly controlled companies	**–**	–	(2)
Loans to jointly controlled companies	**(2,696)**	(405)	(1,042)
Purchase of shareholdings in associated companies	**(486)**	(27)	(27)
Loans to associated companies	**–**	–	(3)
Purchase of intangible assets	**(4)**	(8)	(20)
Proceeds from sale of shareholdings in jointly controlled companies	**–**	1,401	1,471
Repayment of loans by jointly controlled companies	**280**	173	271
Repayment of loans by associated companies	**130**	10	128
Net decrease in deposits maturing after more than three months	**23**	10	–
Initial leasing costs and deferred expenditure incurred	**(44)**	(10)	(20)
Net cash used in investing activities	**(7,214)**	(4,352)	(11,520)
Net cash outflow before financing	**(2,967)**	(1,220)	(4,924)
Financing activities			
Loans drawn and refinancing	**10,464**	5,420	14,374
Repayment of loans and bonds	**(3,260)**	(193)	(1,559)
	7,204	5,227	12,815
Capital contribution movement of minority interests	**–**	448	484
Repurchase of the Company's shares	**(17)**	(1,176)	(1,296)
Security deposits placed	**–**	(384)	(426)
Security deposits uplifted	**85**	–	128
Dividends paid to the Company's shareholders	**(3,533)**	(3,356)	(4,722)
Dividends paid to minority interests	**(43)**	(46)	(104)
Net cash generated from financing activities	**3,696**	713	6,879
Increase/(decrease) in cash and cash equivalents	**729**	(507)	1,955
Cash and cash equivalents at 1st January	**3,648**	1,682	1,682
Currency adjustment	**139**	–	11
Cash and cash equivalents at end of the period	**4,516**	1,175	3,648
Represented by:			
Bank balances and short-term deposits maturing within three months	**4,525**	1,185	3,684
Bank overdrafts	**(9)**	(10)	(36)
	4,516	1,175	3,648

Consolidated Statement of Changes in Equity

for the six months ended 30th June 2008 – unaudited

	Note	Six months ended 30th June 2008 HK$M	Six months ended 30th June 2007 HK$M	Year ended 31st December 2007 HK$M
At 1st January		**136,678**	115,024	115,024
Changes in cash flow hedges				
– recognised during the period	18	**391**	218	102
– deferred tax recognised	16,18	**(60)**	(36)	(12)
– transferred to net finance charges	6,18	**(25)**	(15)	(29)
– transferred to initial cost of non-financial assets		**–**	(4)	(6)
Net fair value (loss)/gain on available-for-sale investments recognised during the period		**(3)**	22	160
Share of changes in reserves in jointly controlled and associated companies	18	**479**	66	221
Translation differences		**470**	121	469
Net income recognised directly in equity		**1,252**	372	905
Profit for the period		**12,620**	12,551	26,387
Total recognised income for the period		**13,872**	12,923	27,292
Repurchase of the Company's shares				
– nominal value of shares repurchased and cancelled		**–**	(8)	(9)
– premium paid on repurchases		**(17)**	(1,168)	(1,287)
Dividends paid				
– to the Company's shareholders	18	**(3,533)**	(3,356)	(4,722)
– to minority interests	19	**(43)**	(46)	(104)
Acquisition of minority interest in a subsidiary company	19	**(4)**	–	–
Net capital contribution from minority interests		**–**	448	484
At end of the period		**146,953**	123,817	136,678
Total recognised income for the period attributable to				
– the Company's shareholders		**13,584**	12,849	27,121
– minority interests		**288**	74	171
		13,872	12,923	27,292

1. SEGMENT INFORMATION

(a) Primary reporting format – business segments by division:

Six months ended 30th June 2008	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses of jointly controlled companies HK$M	Share of profits less losses of associated companies HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to the Company's shareholders HK$M
Property								
Property investment	3,291	2,426	(459)	(6)	7	1,968	1,758	1,749
Property trading	477	160	–	(42)	–	118	76	76
Hotels	78	(22)	1	27	76	82	84	84
Change in fair value of investment properties	–	9,926	–	102	68	10,096	9,213	9,039
	3,846	**12,490**	**(458)**	**81**	**151**	**12,264**	**11,131**	**10,948**
Aviation								
Cathay Pacific group	–	–	–	–	(331)	(331)	(331)	(331)
HAECO group	–	–	–	–	261	261	261	261
Hactl	–	40	–	–	84	124	124	83
Others	–	–	–	(3)	–	(3)	(3)	(3)
	–	**40**	**–**	**(3)**	**14**	**51**	**51**	**10**
Beverages								
Hong Kong	791	60	–	–	–	60	54	50
Taiwan	545	(4)	(3)	1	–	(6)	(6)	(4)
USA	1,690	137	1	–	–	138	108	108
Mainland China	600	(32)	(13)	113	7	75	69	58
Central costs	–	(16)	–	–	–	(16)	(16)	(16)
	3,626	**145**	**(15)**	**114**	**7**	**251**	**209**	**196**
Marine Services								
Swire Pacific Offshore	1,849	853	3	–	–	856	837	834
Hongkong United Dockyards group	–	–	–	44	–	44	44	44
	1,849	**853**	**3**	**44**	**–**	**900**	**881**	**878**
Trading & Industrial								
Taikoo Motors group	1,388	19	–	–	–	19	8	8
Swire Resources group	882	33	–	2	55	90	82	82
Swire SITA group	–	–	–	40	–	40	40	40
CROWN Beverage Cans group	–	–	–	42	–	42	42	42
ICI Swire Paints	–	–	–	60	–	60	60	60
Other activities	241	(10)	1	–	–	(9)	(10)	(10)
Change in fair value of investment properties	–	14	–	–	–	14	12	12
	2,511	**56**	**1**	**144**	**55**	**256**	**234**	**234**
Head Office								
Net income/(expenses)	12	(80)	128	–	–	48	44	44
Change in fair value of investment properties	–	83	–	–	–	83	70	70
	12	**3**	**128**	**–**	**–**	**131**	**114**	**114**
Inter-segment elimination*	**(62)**	–	–	–	–	–	–	–
Total	**11,782**	**13,587**	**(341)**	**380**	**227**	**13,853**	**12,620**	**12,380**

* Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

1. SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments by division (continued):

Six months ended 30th June 2007	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses of jointly controlled companies HK$M	Share of profits less losses of associated companies HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to the Company's shareholders HK$M
Property								
Property investment	2,692	1,952	(304)	19	6	1,673	1,512	1,508
Property trading	8	(20)	7	(43)	–	(56)	(51)	(51)
Hotels	65	4	–	33	64	101	100	100
Sale of investment properties	280	90	–	–	–	90	111	111
Change in fair value of investment properties	–	8,860	–	17	41	8,918	7,313	7,313
	3,045	**10,886**	**(297)**	**26**	**111**	**10,726**	**8,985**	**8,981**
Aviation								
Cathay Pacific group	–	–	–	–	965	965	965	965
HAECO group	–	–	–	–	240	240	240	240
Hactl	–	–	–	–	117	117	117	78
	–	**–**	**–**	**–**	**1,322**	**1,322**	**1,322**	**1,283**
Beverages								
Hong Kong	774	59	(1)	–	–	58	51	47
Taiwan	483	10	(2)	1	–	9	8	7
USA	1,582	148	1	–	–	149	115	115
Mainland China	490	(17)	(9)	109	–	83	80	70
Central costs	–	(20)	–	–	–	(20)	(20)	(20)
	3,329	**180**	**(11)**	**110**	**–**	**279**	**234**	**219**
Marine Services								
Swire Pacific Offshore	1,332	673	(30)	7	–	650	625	625
Hongkong United Dockyards group	–	–	–	28	–	28	28	28
Container terminal operations	–	–	–	8	–	8	8	8
Sale of container terminal operations	–	1,078	–	–	–	1,078	1,078	1,078
	1,332	**1,751**	**(30)**	**43**	**–**	**1,764**	**1,739**	**1,739**
Trading & Industrial								
Taikoo Motors group	1,744	82	–	–	–	82	60	60
Swire Resources group	713	17	–	4	29	50	44	44
Swire SITA group	–	–	–	40	–	40	40	40
CROWN Beverage Cans group	–	–	–	16	–	16	16	16
ICI Swire Paints	–	–	–	37	–	37	37	37
Other activities	224	(5)	–	–	–	(5)	(3)	(3)
Change in fair value of investment properties	–	18	–	–	–	18	15	15
	2,681	**112**	**–**	**97**	**29**	**238**	**209**	**209**
Head Office								
Net income/(expenses)	13	(102)	151	–	–	49	48	48
Change in fair value of investment properties	–	17	–	–	–	17	14	14
	13	**(85)**	**151**	**–**	**–**	**66**	**62**	**62**
Inter-segment elimination	**(62)**	–	–	–	–	–	–	–
Total	**10,338**	**12,844**	**(187)**	**276**	**1,462**	**14,395**	**12,551**	**12,493**

1. SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments by division (continued):

Six months ended 31st December 2007	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses of jointly controlled companies HK$M	Share of profits less losses of associated companies HK$M	Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to the Company's shareholders HK$M
Property								
Property investment	5,663	4,040	(802)	46	12	3,296	2,949	2,950
Property trading	10	(33)	9	(46)	–	(70)	(42)	(42)
Hotels	148	6	–	32	136	174	174	174
Sale of investment properties	283	90	–	–	–	90	111	111
Change in fair value of investment properties	–	19,377	–	98	55	19,530	16,032	16,032
	6,104	**23,480**	**(793)**	**130**	**203**	**23,020**	**19,224**	**19,225**
Aviation								
Cathay Pacific group	–	–	–	–	2,680	2,680	2,680	2,680
HAECO group	–	–	–	–	469	469	469	469
Hactl	–	–	–	–	273	273	273	181
	–	–	–	–	**3,422**	**3,422**	**3,422**	**3,330**
Beverages								
Hong Kong	1,692	166	(2)	–	–	164	148	134
Taiwan	1,027	36	(5)	1	–	32	32	27
USA	3,294	351	3	–	–	354	272	272
Mainland China	1,053	(32)	(19)	190	–	139	131	113
Central costs	–	(38)	–	–	–	(38)	(40)	(39)
	7,066	**483**	**(23)**	**191**	–	**651**	**543**	**507**
Marine Services								
Swire Pacific Offshore	3,104	1,503	(44)	8	–	1,467	1,405	1,405
Hongkong United Dockyards group	–	–	–	59	–	59	59	59
Container terminal operations	–	–	–	8	–	8	8	8
Sale of container terminal operations	–	1,078	–	–	–	1,078	1,078	1,078
	3,104	**2,581**	**(44)**	**75**	–	**2,612**	**2,550**	**2,550**
Trading & Industrial								
Taikoo Motors group	3,398	124	3	–	–	127	97	97
Swire Resources group	1,521	31	(1)	8	59	97	90	90
Swire SITA group	–	–	–	84	–	84	84	84
CROWN Beverage Cans group	–	–	–	38	–	38	38	38
ICI Swire Paints	–	–	–	95	–	95	95	95
Other activities	461	(20)	1	–	–	(19)	(20)	(20)
Change in fair value of investment properties	–	19	–	–	–	19	15	15
	5,380	**154**	**3**	**225**	**59**	**441**	**399**	**399**
Head Office								
Net income/(expenses)	158	(169)	364	–	–	195	210	210
Change in fair value of investment properties	–	50	–	–	–	50	39	39
	158	**(119)**	**364**	–	–	**245**	**249**	**249**
Inter-segment elimination	**(259)**	–	–	–	–	–	–	–
Total	**21,553**	**26,579**	**(493)**	**621**	**3,684**	**30,391**	**26,387**	**26,260**

1. SEGMENT INFORMATION (continued)

(b) Secondary reporting format – geographical segments:

	Turnover			Operating profit		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M	**2008 HK$M**	2007 HK$M	2007 HK$M
Hong Kong	**4,722**	4,394	8,978	**11,346**	11,929	24,608
Asia (excluding Hong Kong)	**2,965**	2,963	6,024	**1,152**	107	129
North America	**2,168**	1,584	3,299	**248**	131	330
United Kingdom	**78**	65	148	**(12)**	4	9
Ship owning and operating	**1,849**	1,332	3,104	**853**	673	1,503
	11,782	10,338	21,553	**13,587**	12,844	26,579

Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

2. BASIS OF PREPARATION

The unaudited condensed interim financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS 34") "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies used in the preparation of the interim financial information are consistent with those described in the 2007 annual accounts and should be read in conjunction therewith.

The preparation of financial information in conformity with Hong Kong Financial Reporting Standards (HKFRS) requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. Those areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Group's consolidated accounts are detailed in the 2007 annual accounts.

The Group has adopted the following relevant new HKFRS interpretations effective from 1st January 2008:

- HK(IFRIC) – Int 12 Service Concession Arrangements
- HK(IFRIC) – Int 14 HKAS 19 – The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the above new HKFRS interpretations has no effect on the Group's interim financial information.

3. TURNOVER

Turnover represents sales by the Company and its subsidiary companies to external customers and comprises revenue from:

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Gross rental income from investment properties	**3,239**	2,633	5,551
Property trading	**477**	8	10
Hotels	**78**	65	148
Sale of investment properties	**–**	280	283
Charter hire income	**1,849**	1,332	3,104
Rendering of services	**39**	52	95
Sales of goods	**6,100**	5,968	12,362
	11,782	10,338	21,553

4. OTHER NET GAINS

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Other net gains include the following:			
Profit on share dilution in subsidiary companies	**49**	–	–
Profit on sale of a subsidiary company	**4**	–	–
Profit on sale of jointly controlled companies	**–**	1,122	1,122
Net profit on sale of property, plant and equipment	**30**	111	215
Dividend income from asset classified as held for sale	**40**	–	–
Net foreign exchange losses	**(29)**	(9)	(45)

5. EXPENSES BY NATURE

Expenses included in cost of sales, distribution costs, administrative and other operating expenses are analysed as follows:

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Direct operating expenses of investment properties that			
– Generate rental income	**462**	451	976
– Did not generate rental income	**69**	26	62
Cost of sales of investment properties	**–**	190	193
Cost of stocks sold	**4,198**	3,917	8,216
Write-down of stocks and work in progress	**17**	13	57
Depreciation of property, plant and equipment (note 9)	**366**	333	683
Amortisation of			
– Leasehold land and land use rights (note 9)	**3**	1	5
– Intangible assets (note 10)	**7**	9	13
– Initial leasing costs and deferred expenditure	**14**	6	23
Staff costs	**1,763**	1,392	2,900
Operating lease rentals			
– Properties	**139**	109	241
– Other equipment	**28**	25	48

6. NET FINANCE CHARGES

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Finance charges			
Bank loans and overdrafts	**(347)**	(100)	(389)
Other loans and bonds	**(352)**	(312)	(626)
Fair value (gains)/losses on financial instruments			
– Interest rate swaps: cash flow hedges, transferred from equity	**25**	15	29
– Interest rate swaps: fair value hedges	**–**	(2)	6
– Interest rate swaps: not qualifying as hedges	**(14)**	5	(3)
Fair value losses on financial liabilities	**–**	(4)	(8)
Amortised loan fees – loans at amortised cost	**(9)**	(7)	(14)
Deferred into properties under development for sale	**7**	2	9
Finance charges capitalised	**276**	176	406
	(414)	(227)	(590)
Finance income			
Bank balances and short-term deposits	**47**	14	34
Other items	**26**	26	63
	73	40	97
Net finance charges	**(341)**	(187)	(493)

7. TAXATION

	Six months ended 30th June		Year ended 31st December
	2008 HK$M	2007 HK$M	2007 HK$M
Current taxation			
Hong Kong profits tax	**200**	119	310
Overseas taxation	**113**	120	229
Over-provisions in prior years	**–**	–	(21)
Deferred taxation (note 16)			
Changes in Hong Kong tax rate	**(1,008)**	–	–
Changes in fair value of investment properties	**1,813**	1,590	3,436
Origination and reversal of temporary differences	**115**	15	50
	1,233	1,844	4,004

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profits for the period. In June 2008, the Hong Kong government enacted a change in the profits tax rate from 17.5% to 16.5% commencing with the fiscal year 2008/2009. Overseas tax is calculated at tax rates applicable in countries in which the Group is assessable for tax.

The Group's share of jointly controlled and associated companies' taxation for the six months ended 30th June 2008 of HK$125 million (30th June 2007: HK$80 million; year ended 31st December 2007: HK$181 million) and HK$81 million (30th June 2007: HK$243 million; year ended 31st December 2007: HK$514 million) respectively is included in the share of profits less losses of jointly controlled and associated companies shown in the consolidated profit and loss account.

8. EARNINGS PER SHARE (BASIC AND DILUTED)

Earnings per share are calculated by dividing the profit attributable to the Company's shareholders for the period ended 30th June 2008 of HK$12,380 million (30th June 2007: HK$12,493 million; 31st December 2007: HK$26,260 million) by the weighted average number of 915,564,500 'A' shares and 3,002,870,886 'B' shares in issue during the period (30th June 2007: 926,025,654 'A' shares and 3,003,486,271 'B' shares; 31st December 2007: 920,763,201 'A' shares and 3,003,486,271 'B' shares) and in the proportion five to one.

9. TANGIBLE FIXED ASSETS AND LEASEHOLD LAND AND LAND USE RIGHTS

	Property, plant and equipment HK$M	Investment properties HK$M	Leasehold land and land use rights HK$M
Cost or valuation			
At 1st January 2008	22,489	128,109	2,416
Translation differences	518	–	33
Change in composition of Group	(14)	–	–
Additions	2,499	1,723	–
Disposals	(144)	–	–
Transfer between categories	(4,017)	3,942	74
Amortisation from leasehold land and land use rights capitalised	10	–	–
Valuation increase during the period	–	10,023	–
At 30th June 2008	21,341	143,797	2,523
Depreciation/amortisation			
At 1st January 2008	5,727	–	67
Translation differences	46	–	–
Change in composition of Group	(8)	–	–
Charge for the period	366	–	3
Amortised amount capitalised under Property, plant and equipment	–	–	10
Disposals	(124)	–	–
Transfer between categories	(1)	–	–
At 30th June 2008	6,006	–	80
Net book value			
At 30th June 2008	15,335	143,797	2,443
Add: Initial leasing costs	–	62	–
	15,335	143,859	2,443
At 1st January 2008	16,762	128,109	2,349

Property, plant and equipment includes costs of HK$4,652 million, including advance payments and deposits under contracts with third parties, in respect of assets under construction (31st December 2007: HK$7,671 million). On completion HK$3,220 million of property assets under construction are expected to be transferred to investment properties.

10. INTANGIBLE ASSETS

	Goodwill HK$M	Computer software HK$M	Total HK$M
Cost			
At 1st January 2008	825	75	900
Translation differences	8	1	9
Additions	–	4	4
At 30th June 2008	833	80	913
Accumulated amortisation			
At 1st January 2008	–	40	40
Charge for the period	–	7	7
At 30th June 2008	–	47	47
Net book value			
At 30th June 2008	833	33	866
At 1st January 2008	825	35	860

11. PROPERTIES FOR SALE

At 30th June 2008, none of the properties for sale was pledged as security for the Group's long-term loans (31st December 2007: none).

12. TRADE AND OTHER RECEIVABLES

	30th June 2008 HK$M	31st December 2007 HK$M
Trade debtors	**1,947**	1,730
Amounts due from fellow subsidiary companies	**5**	5
Amounts due from jointly controlled companies	**61**	14
Amounts due from associated companies	**9**	9
Other receivables	**1,552**	1,295
	3,574	3,053

The aged analysis of trade debtors was as follows:

	30th June 2008 HK$M	31st December 2007 HK$M
Under three months	**1,772**	1,622
Between three and six months	**146**	78
Over six months	**29**	30
	1,947	1,730

The various Group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to manage credit risk associated with receivables.

13. TRADE AND OTHER PAYABLES

	30th June 2008 HK$M	31st December 2007 HK$M
Trade creditors	**1,196**	1,105
Amounts due to intermediate holding company	**92**	97
Amounts due to jointly controlled companies	**7**	1
Amounts due to associated companies	**38**	51
Interest-bearing advances from jointly controlled companies	**116**	134
Interest-bearing advances from associated companies	**151**	–
Advances from minority interests	**305**	116
Rental deposits from tenants	**1,447**	1,801
Other payables	**3,708**	4,118
	7,060	7,423

The aged analysis of trade creditors was as follows:

	30th June 2008 HK$M	31st December 2007 HK$M
Under three months	**1,072**	946
Between three and six months	**123**	81
Over six months	**1**	78
	1,196	1,105

14. DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments solely for management of underlying risks. The Group has minimised its exposure to market risk since gains and losses on the derivatives are offset by losses and gains on the assets, liabilities or transactions being hedged. It is the policy of the Group not to enter into derivative transactions for speculative purposes.

	30th June 2008	
	Assets HK$M	Liabilities HK$M
Cross-currency swaps: cash flow hedges	**138**	**21**
Interest-rate swaps: cash flow hedges	**264**	**1**
Forward foreign exchange contracts: cash flow hedges	**7**	**4**
Interest-rate swaps: not qualifying as hedges	**–**	**1**
Total	**409**	**27**
Less non-current portion:		
Cross-currency swaps: cash flow hedges	**137**	**21**
Interest-rate swaps: cash flow hedges	**264**	**1**
Forward foreign exchange contracts: cash flow hedges	**3**	**2**
Non-current balance	**404**	**24**
Current balance	**5**	**3**

14. DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	31st December 2007	
	Assets HK$M	Liabilities HK$M
Cross-currency swaps: cash flow hedges	39	45
Interest-rate swaps: cash flow hedges	3	–
Forward foreign exchange contracts: cash flow hedges	10	–
Total	52	45
Less non-current portion:		
Cross-currency swaps: cash flow hedges	35	45
Interest-rate swaps: cash flow hedges	2	–
Non-current balance	37	45
Current balance	15	–

15. ASSET CLASSIFIED AS HELD FOR SALE

Following the decision by the Airport Authority of Hong Kong on 18th March 2008 to award Cathay Pacific a franchise to construct and operate a new air cargo terminal at Hong Kong International Airport, management intends to dispose of the Group's interest in Hactl within the next 12 months. Accordingly, the Group's investment in Hactl at 30th June 2008 has been classified as a current asset.

16. DEFERRED TAXATION

The movement on the net deferred tax liabilities account is as follows:

	HK$M
At 1st January 2008	17,600
Translation differences	(4)
Charged to profit and loss account (note 7)	920
Charged to equity	60
At 30th June 2008	18,576
Represented by	
Deferred tax assets	(203)
Deferred tax liabilities	18,779
	18,576

17. SHARE CAPITAL

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 30th June 2008 and 31st December 2007	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 1st January 2008	915,564,500	3,003,486,271	549	361	910
Repurchased during the period	–	(1,000,000)	–	–	–
At 30th June 2008	915,564,500	3,002,486,271	549	361	910

On 7th March 2008, the Company purchased 1,000,000 of its 'B' shares on the Stock Exchange of Hong Kong at a price of HK$17.42 per share. The total consideration paid, including transaction costs, amounted to HK$17,454,000. All the shares purchased were cancelled.

18. RESERVES

	Revenue reserve* HK$M	Share premium account HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Translation reserve HK$M	Total HK$M
At 1st January 2008	132,873	342	42	708	(268)	910	134,607
Profit for the period	12,380	–	–	–	–	–	12,380
2007 final dividend	(3,533)	–	–	–	–	–	(3,533)
Repurchase of the Company's shares							
– Premium paid on repurchase	(17)	–	–	–	–	–	(17)
Net fair value loss on available-for-sale investments recognised during the period	–	–	–	(4)	–	–	(4)
Changes in cash flow hedges							
– Recognised during the period	–	–	–	–	391	–	391
– Deferred tax recognised	–	–	–	–	(60)	–	(60)
– Transferred to net finance charges	–	–	–	–	(25)	–	(25)
Share of changes in reserves of jointly controlled and associated companies	(51)	–	–	87	(49)	492	479
Translation differences	–	–	–	–	–	423	423
At 30th June 2008	141,652	342	42	791	(11)	1,825	144,641

* The revenue reserve includes HK$1,364 million representing the proposed interim dividend for the period (31st December 2007: HK$3,533 million representing the proposed final dividend for 2007).

19. MINORITY INTERESTS

	HK$M
At 1st January 2008	1,161
Translation differences	47
Change in composition of Group	(4)
Share of net fair value gains on available-for-sale investments	1
Share of profits less losses for the period	240
Dividends paid and payable	(43)
At 30th June 2008	1,402

20. CAPITAL COMMITMENTS

	30th June 2008 HK$M	31st December 2007 HK$M
Outstanding capital commitments at the end of the period in respect of		
(a) Property, plant and equipment		
Contracted for	**8,628**	7,969
Authorised by Directors but not contracted for	**2,391**	2,650
(b) Investment properties		
Contracted for	**1,182**	888
Authorised by Directors but not contracted for	**561**	1,859
(c) The Group's interests in jointly controlled companies		
Contracted for	**213**	203
Authorised by Directors but not contracted for	**6,154**	4,685

21. CONTINGENCIES

(a) Guarantees outstanding at the end of the period in respect of bank loans and other liabilities of jointly controlled companies totalled HK$1,389 million (31st December 2007: HK$1,172 million).

(b) Contingent tax liabilites

Certain wholly-owned Group companies have been unable to finalise their liability to profits tax in respect of the years 1997/98 to 2003/04 inclusive as a consequence of queries raised by the Hong Kong Inland Revenue Department (IRD). These queries relate to the deductibility, in the assessment of profits tax, of interest on borrowings of those companies during the periods under review.

A number of discussions have taken place between the companies and the IRD to understand the precise nature of the IRD queries. However, at this stage there is insufficient information available to determine reliably the ultimate outcome of the IRD's review with an acceptable degree of certainty. Consequently no provision has been recognised in these results for any amounts that may fall due in regard to these queries.

The IRD has issued Notices of Assessment totalling HK$440 million, the estimated contingent liability, in respect of their queries for the years under review. The companies involved have objected to these assessments and the IRD has agreed to unconditional holdover of the assessments.

21. CONTINGENCIES (continued)

(c) Cathay Pacific Airways

Cathay Pacific Airways is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the European Union, Canada, Australia, Switzerland and New Zealand. Cathay Pacific Airways has been cooperating with the authorities in their investigations and where applicable vigorously defending itself. The investigations are focused on issues relating to pricing and competition. Cathay Pacific Airways is represented by legal counsel in connection with the investigations. In June Cathay Pacific Airways announced that it had entered into a plea agreement with the United States Department of Justice under which it has pleaded guilty to a one count violation of the United States Sherman Act relating to its air cargo business and will pay a fine of US$60 million (equivalent to HK$468 million). A provision for HK$468 million has been incorporated in the Cathay Pacific Airways interim results.

Cathay Pacific Airways announced on 24th December 2007 that it had received a Statement of Objections from the European Commission with regard to its air cargo operations. Cathay Pacific Airways has responded to the Statement of Objections.

Cathay Pacific Airways has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia alleging violations of local competition laws arising from its conduct relating to its air cargo operations. In addition, civil class action claims have been filed in the United States alleging violations of competition laws arising from Cathay Pacific Airways' conduct relating to certain of its passenger operations. Cathay Pacific Airways is represented by legal counsel in the actions filed in the United States, Canada and Australia and is defending those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. Cathay Pacific Airways is not in a position at the present time to assess the full potential liabilities and cannot therefore make any further provisions.

22. RELATED PARTY TRANSACTIONS

There are agreements for services ("Agreements"), in respect of which John Swire & Sons (H.K.) Limited ("JSSHK") provides services to various companies in the Group and under which costs are reimbursed and fees payable. In return for these services, JSSHK receives annual fees calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company, where there are no agreements for services with such companies, and (B) in the case of its subsidiary and associated companies with such agreements, as 2.5% of their relevant consolidated profits before taxation and minority interests after certain adjustments. The current Agreements commenced on 1st January 2008 and will last for three years until 31st December 2010. The preceding Agreements, with the same terms and conditions, were from 1st January 2005 to 31st December 2007. For the period ended 30th June 2008, service fees payable amounted to HK$85 million (2007: HK$70 million). Expenses of HK$78 million (2007: HK$53 million) were reimbursed at cost; in addition, HK$86 million (2007: HK$70 million) in respect of shared administrative services was reimbursed.

The above transactions (except shared administrative services) are continuing connected transactions which give rise to disclosure obligations under Chapter 14A of the Listing Rules.

22. RELATED PARTY TRANSACTIONS (continued)

The following table presents a summary of other significant transactions between the Group and related parties which were carried out in the normal course of the Group's business. These transactions were not connected transactions or continuing connected transactions under the Listing Rules.

		For the six months ended 30th June							
		Jointly controlled companies		Associated companies		Fellow subsidiaries		Intermediate holding company	
	Notes	**2008 HK$M**	2007 HK$M	**2008 HK$M**	2007 HK$M	**2008 HK$M**	2007 HK$M	**2008 HK$M**	2007 HK$M
Revenue from	(a)								
– Sales of beverage drinks		**–**	–	**8**	7	**–**	–	**–**	–
– Rendering of services		**15**	14	**3**	3	**–**	–	**–**	–
Purchases of beverage drinks	(a)	**–**	–	**138**	–	**–**	–	**–**	–
Purchases of beverage cans	(a)	**90**	84	**–**	–	**–**	–	**–**	–
Purchases of other goods	(a)	**4**	10	**47**	53	**–**	–	**–**	–
Purchases of services	(a)	**–**	–	**1**	1	**4**	3	**–**	–
Rental income	(b)	**–**	–	**4**	3	**6**	3	**21**	18
Interest income	(c)	**3**	4	**12**	14	**–**	–	**–**	–
Interest charges	(c)	**2**	5	**–**	–	**–**	–	**–**	–

Notes:

(a) Sales and purchases of goods and rendering of services to and from related parties were conducted in the normal course of business at prices and on terms no less favourable than those charged to/by and contracted with other customers/suppliers of the Group.

(b) The Swire Properties group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying periods up to six years. The leases were entered into on normal commercial terms.

(c) Loans advanced to jointly controlled and associated companies are disclosed below whilst loans due to jointly controlled and associated companies are disclosed in note 13. These loans have no fixed settlement dates.

Period-end loan balances advanced to jointly controlled and associated companies are as follows:

	30th June 2008 HK$M	31st December 2007 HK$M
Loans due from jointly controlled companies less provisions	**8,294**	5,932
Loans due from associated companies less provisions	**808**	938

CORPORATE GOVERNANCE

The Company has complied with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 to the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 to the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

SHARE CAPITAL

Particulars of shares repurchased during the period under review are set out in note 17 to the interim financial information.

DIRECTORS' INTERESTS

At 30th June 2008, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following interests in the shares of Swire Pacific Limited and its associated corporations (within the meaning of Part XV of the SFO), John Swire & Sons Limited, Cathay Pacific Airways Limited and Hong Kong Aircraft Engineering Company Limited:

	Capacity					
	Beneficial interest					
Swire Pacific Limited	Personal	Family	Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
'A' shares						
P N L Chen	–	2,000	–	2,000	0.0002	–
P A Johansen	11,500	–	–	11,500	0.0013	–
C D Pratt	21,000	–	–	21,000	0.0023	–
Sir Adrian Swire	–	–	794,473	794,473	0.0868	1
'B' shares						
P N L Chen	65,000	10,142	–	75,142	0.0025	–
D Ho	100,000	–	–	100,000	0.0033	–
P A Johansen	200,000	–	–	200,000	0.0067	–
C Lee	750,000	–	21,605,000	22,355,000	0.7445	2
C D Pratt	50,000	–	–	50,000	0.0017	–
Sir Adrian Swire	4,813,169	–	15,741,913	20,555,082	0.6846	1

DIRECTORS' INTERESTS (continued)

John Swire & Sons Limited	Capacity: Beneficial interest – Personal	Capacity: Beneficial interest – Family	Capacity: Trust interest	Total no. of shares	Percentage of issued capital (%)	Note
Ordinary Shares of £1						
Baroness Dunn	8,000	–	–	8,000	0.01	3
Sir Adrian Swire	2,042,152	2,688,139	24,815,975	29,546,266	29.55	4
8% Cum. Preference Shares of £1						
Baroness Dunn	2,400	–	–	2,400	0.01	3
Sir Adrian Swire	799,080	843,411	7,332,727	8,975,218	29.92	4

Cathay Pacific Airways Limited	Beneficial interest – Personal	Beneficial interest – Family	Total no. of shares	Percentage of issued capital (%)
Ordinary Shares				
P N L Chen	9,000	–	9,000	0.00023
A N Tyler	5,000	–	5,000	0.00013

Hong Kong Aircraft Engineering Company Limited	Beneficial interest – Personal	Beneficial interest – Family	Total no. of shares	Percentage of issued capital (%)
Ordinary Shares				
T G Freshwater	10,000	1,200	11,200	0.0067
J R Slosar	10,000	–	10,000	0.0060
M C C Sze	12,800	–	12,800	0.0077

Notes:
1. All the Swire Pacific Limited 'A' and 'B' shares held by Sir Adrian Swire under "Trust interest" are held by him as trustee only and he has no beneficial interest in those shares.
2. All the Swire Pacific Limited 'B' shares held by C Lee under "Trust interest" are held by him as a beneficiary of a trust.
3. Sir Adrian Swire has a residual beneficial interest in 4,000 Ordinary Shares and 1,200 Preference Shares in John Swire & Sons Limited held by Baroness Dunn. These holdings are therefore duplicated in the personal interest of Sir Adrian Swire.
4. Neither Sir Adrian Swire nor his wife, who are trustees of trusts which hold the Ordinary and Preference Shares in John Swire & Sons Limited listed under "Trust interest", has any beneficial interest in those shares.

Other than as stated above, no Director or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' AND OTHERS' INTERESTS

The register of substantial shareholders maintained under Section 336 of the SFO shows the following long and short positions in the Company's shares at 30th June 2008:

Substantial Shareholders	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Note
Long positions					
John Swire & Sons Limited	145,737,638	15.92	2,038,165,765	67.88	1, 8
Franklin Resources, Inc.	103,228,390	11.27	–	–	2
J.P. Morgan Chase & Company	74,001,909	8.08	–	–	3
Commonwealth Bank of Australia	55,340,500	6.04	–	–	4
The Northern Trust Company (ALA)	46,672,200	5.10	–	–	5
Aberdeen Asset Management plc	–	–	330,292,362	11.00	6

Short position	'A' shares	Percentage of issued capital (%)	'B' shares	Percentage of issued capital (%)	Note
J.P. Morgan Chase & Company	5,810,240	0.63	–	–	7

Notes:

1. John Swire & Sons Limited is deemed to be interested in a total of 145,737,638 'A' shares and 2,038,165,765 'B' shares of the Company at 30th June 2008, comprising:
   (a) 12,632,302 'A' shares and 37,597,019 'B' shares held directly;
   (b) 39,580,336 'A' shares and 1,482,779,167 'B' shares held directly by its wholly-owned subsidiary John Swire & Sons (H.K.) Limited; and
   (c) the following shares held directly by wholly-owned subsidiaries of John Swire & Sons (H.K.) Limited: 93,525,000 'A' shares and 95,272,500 'B' shares held by Elham Limited, 2,055,000 'B' shares held by Canterbury Holdings Limited, 321,240,444 'B' shares held by Shrewsbury Holdings Limited and 99,221,635 'B' shares held by Tai-Koo Limited.
2. This notification was filed under the repealed Securities (Disclosure of Interests) Ordinance and details of the capacities in which the shares are held were not given.
3. The shares held by J.P. Morgan Chase & Company are held in the following capacities:

Capacity	No. of shares
Beneficial owner	3,852,623
Investment manager	16,416,065
Custodian Corporation/Lending agent	53,733,221

4. The interest in these shares was attributable to wholly-owned controlled corporations of Commonwealth Bank of Australia.
5. This notification was filed as a notice under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules. Details of the capacities in which the shares are held were not given.
6. Aberdeen Asset Management plc is interested in these shares in its capacity as an investment manager. These include shares in which wholly-owned controlled corporations of Aberdeen Asset Management plc are interested.
7. This short position is held in the capacity of beneficial owner and includes holdings in the following categories of derivatives:

Category of derivatives	No. of shares
Cash settled listed derivatives	770,950
Physically settled unlisted derivatives	1,015,990
Cash settled unlisted derivatives	3,874,800

8. At 30th June 2008, the John Swire & Sons Limited group owned interests in shares of the Company representing 36.50% of the issued capital and 55.74% of the voting rights.

Financial Calendar 2008

Interim Report sent to shareholders	21st August
'A' and 'B' shares trade ex-dividend	16th September
Share registers closed	18th-23rd September
Payment of 2008 interim dividends	3rd October
Annual results announcement	March 2009
Annual General Meeting	May 2009

Registered Office

Swire Pacific Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Registrars

Computershare Hong Kong Investor Services Limited
Room 1806-1807
18th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Website: www.computershare.com

Depositary

The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA 15252-8516
USA
Website: www.bnymellon.com\shareowner
E-mail: shrrelations@bnymellon.com
Tel: Calls within USA – toll free: 1-888-BNY-ADRS
International callers: 1-201-680-6825

Stock Codes

	'A'	'B'
Hong Kong Stock Exchange	19	87
ADR	SWRAY	SWRBY

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

Auditors

PricewaterhouseCoopers

Investor Relations

E-mail: corporateaffairs@swirepacific.com

Public Affairs

E-mail: publicaffairs@swirepacific.com
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: www.swirepacific.com

Request for feedback

In order that we may improve our reporting, we would be grateful to receive your comments on our public announcements and disclosures via e-mail to corporateaffairs@swirepacific.com

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